[DECHERT LLP LETTERHEAD]

May 11, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4720

Re:	Tekla World Healthcare Fund (File Nos. 811-23037 and 333-202638)

Ladies and Gentlemen:

Enclosed for filing on behalf of Tekla World Healthcare Fund (“Fund”), a newly-organized closed-end management investment company, is Pre-Effective Amendment No. 1 to the Fund’s registration statement under the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended on Form N-2 (the “Registration Statement”).  This filing is being made for the purposes of (i) incorporating SEC staff comments; and (ii) making certain other changes to the Prospectus and Statement of Additional Information for the Fund.

If you have any questions relating to this filing, please do not hesitate to contact me at 212.638.3526 or Christopher Harvey at 617.728.7167.

Sincerely,

/s/ Allison M. Fumai
Partner